Brian T. London

Associate

+1.215.963.5886

January 28, 2021

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 253, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 257, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to Class N Shares and Class I Shares of the SouthernSun Small Cap Fund (the “Small Cap Fund”) and the SouthernSun U.S. Equity Fund (the “U.S. Equity Fund”) (each a “Fund” and together the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by SouthernSun Asset Management, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

Both Funds

1.	Comment. Please ensure that each Fund’s series and class identification numbers and ticker symbols are updated on EDGAR.

Response. The Trust confirms each Fund’s series and class identification numbers and ticker symbols will be updated on EDGAR.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

January 28, 2021

2.	Comment. In the second footnote to each Fund’s “Annual Fund Operating Expenses” table, please disclose whether the Adviser can recoup fees that the Predecessor Adviser previously waived for the Fund’s Predecessor Fund or expenses that the Predecessor Adviser previously reimbursed to the Fund’s Predecessor Fund. If the Adviser can recoup such fees and expenses, please explain why the recoupment by the Adviser of such fees and expenses is appropriate.

Response. The Trust confirms that the Adviser will not recoup fees that the Predecessor Adviser previously waived for the Fund’s Predecessor Fund or expenses that the Predecessor Adviser previously reimbursed to the Fund’s Predecessor Fund. Accordingly, no additional disclosure has been added to the referenced footnote.

3.	Comment. For each Fund, please add the Fund’s performance information for the most recent quarter end under the bar chart in the “Performance Information” section.

Response. The Fund’s performance information for the most recent calendar year, which also includes the most recent quarter end, has been added to the bar chart in the referenced section.

4.	Comment. For each Fund, the Staff notes that there is a significant difference between the average annual total return for the one-year period ended December 31, 2019, as shown in the Prospectus, and the average annual total return for the one-year period ended September 30, 2019, as shown in the Fund’s Annual Report. Please explain supplementally the primary drivers for the difference in returns.

Response. The primary driver for the difference in returns for the Funds was the negative performance from 4Q2018 rolling off and the positive performance from 4Q2019 being incorporated when calculating the average annual total return for the one-year period ended December 31, 2019. Stated differently, the average annual total return for the one-year period ended September 30, 2019 included the negative performance from 4Q2018 while not yet capturing the positive performance from 4Q2019. The Adviser notes that the overall equity markets in which the Funds invest experienced a significant downturn in 4Q2018, while such markets experienced significant upturn in 4Q2019.

5.	Comment. In the “More Information about the Funds’ Investment Objectives and Strategies” section, please specify the number of days’ notice that shareholders will be provided before a change to a Fund’s investment objective is effective.

Response. The Funds do not currently have a policy requiring shareholder notice of a change in a Fund’s investment objective. Nevertheless, each Fund expects that it would notify shareholders of a change in investment objective in the same manner in which it would notify shareholders of any material change.

January 28, 2021

6.	Comment. Please confirm whether Phillip Cook and Michael Cross are primarily responsible for the day-to-day management of the Funds. If so, please add appropriate disclosure to each Fund’s “Portfolio Manager” summary section as required by Item 5(b) of Form N-1A. If not, please consider removing Phillip Cook and Michael Cross from the “Portfolio Manager” section provided in response to Item 10 of Form N-A.

Response. Phillip Cook and Michael Cross are not primarily responsible for the day-to-day management of the Funds and therefore have not been added to the “Portfolio Manager” summary section disclosure provided in response to Item 5(b) of Form N-1A.

However, the Adviser believes that the current disclosure relating to Phillip Cook and Michael Cross provided in response to Item 10 of Form N-A is permitted by General Instruction C.3(b) to Form N-1A, as it is not incomplete, inaccurate, or misleading and does not impede or obscure the understanding of the information that is required to be included in the prospectus. In contrast, the Adviser believes that this disclosure is helpful to investors because it provides additional information regarding key team members of the Adviser’s investment team who support Michael W. Cook in his role as the portfolio manager for the Funds. The Adviser notes that Phillip Cook and Michael Cross are not described in the disclosure as being primarily responsible for the day-to-day management of the Funds. Accordingly, no changes have been made in response to this Comment.

Small Cap Fund

7.	Comment. In the “Principal Investment Strategies” section, please update the capitalization range of the Russell 2000 Index as of a more recently available date.

Response. The requested change has been made.

8.	Comment. In the “Principal Investment Strategies” section, the penultimate paragraph indicates that the Fund may from time to time hold less than 80% of its net assets in equity securities of small-capitalization companies in instances where the small-capitalization companies in which the Fund invests increase in capitalization beyond the small-capitalization range. Please explain supplementally why this disclosure is consistent with Rule 35d-1 of the 1940 Act.

Response. The Adviser respectfully submits the current disclosure is appropriate and consistent with the requirements of Rule 35d-1 under the 1940 Act. The “Principal Investment Strategies” section provides that the Fund “invests at least 80% of its net assets … measured at the time of purchase in small-capitalization securities” and, further, defines small-capitalization securities to include “securities of issuers with a market capitalization at the time of purchase within the capitalization range of companies in the Russell 2000 Index.” Rule 35d-1(b) under the 1940 Act provides that the requirements apply at the time the Fund invests its assets, and that in the event the Fund no longer satisfies the applicable requirements, while the Fund’s future investments must be made in a manner that will bring the Fund into compliance, no repositioning of existing assets is required. As indicated in the current disclosure referenced in the Staff’s comment, the Fund may continue to hold securities of a portfolio company that, at the time of purchase, met the definition of small-capitalization securities but then subsequently appreciated above the small-capitalization threshold. The Adviser believes that the current disclosure is consistent with Rule 35d-1 because the disclosure makes clear that the inclusion of an investment in the 80% bucket applies at the time of purchase. Notwithstanding the foregoing, the Fund has revised the disclosure to further clarify that subsequent market actions after the time of purchase may cause the Fund from time to time to hold less than 80% of its net assets in small-capitalization securities.

January 28, 2021

9.	Comment. The Staff notes that “Sector Emphasis Risk” is included in the “Principal Risks” section as a principal risk of the Fund. Please identify any sectors in which the Fund will focus and add appropriate disclosure to the “Principal Investment Strategies” and “Principal Risks” sections. For instance, the Staff notes that the Small Cap Predecessor Fund’s most recent semi-annual report indicates that the Small Cap Predecessor Fund had 40.4% of its net assets invested in industrials as of March 31, 2020.

Response. In response to this comment, disclosure has been added to the “Principal Investment Strategies” section indicating that the Small Cap Fund may, from time to time, focus its investments in a particular sector, such as the industrials sector. In addition, disclosure has been added to the “Principal Risks” section regarding industrials sector risk.

U.S. Equity Fund

10.	Comment. Please update the capitalization range of the Russel 2500 Index to a more recent date.

Response. The requested change has been made.

11.	Comment. The “Principal Investment Strategies” section states that “[t]he Fund may hold assets in cash and cash equivalents, and at times these holdings may be significant.” Please revise this disclosure to be consistent with the Fund’s 80% policy.

January 28, 2021

Response. The following disclosure has been added immediately following the referenced sentence:

Under normal market conditions, the Fund’s holdings in cash and cash equivalents will not exceed 20% of the Fund’s net assets.

12.	Comment. The Staff notes that “Sector Emphasis Risk” is included in the “Principal Risks” section as a principal risk of the Fund. Please identify any sectors in which the Fund will focus and add appropriate disclosure to the “Principal Investment Strategies” and “Principal Risks” sections. For instance, the Staff notes that the U.S. Equity Predecessor Fund’s most recent semi-annual report indicates that the U.S. Equity Predecessor Fund had 39.9% of its net assets invested in industrials as of March 31, 2020.

Response. In response to this comment, disclosure has been added to the “Principal Investment Strategies” section indicating that the U.S. Equity Fund may, from time to time, focus its investments in a particular sector, such as the industrials sector. In addition, disclosure has been added to the “Principal Risks” section regarding industrials sector risk.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London

Brian T. London